August 20, 2014

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Weyco Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 12, 2014

File No. 000-09068

Dear Mr. Reynolds:

Thank you for your review of our Form 10-K for the fiscal year ended December 31, 2013 filed March 12, 2014. We have reviewed your comment letter dated August 13, 2014. Our response to your comment follows:

Form 10-K for the Fiscal Year Ended December 31, 2013

Signatures, page 61

1.	Please confirm that in future filings you will provide the signature of your Principal Accounting Officer signing on your behalf. See General Instruction D.2(a) of Form 10-K.

Response:

In future filings, we will provide the signature of our Principal Accounting Officer signing on behalf of Weyco Group, Inc.

If you have any additional comments or questions after reviewing our response, please contact me by phone at (414) 908-1880. This response letter has been filed on EDGAR.

A statement from the Company acknowledging that the Company is responsible for the accuracy and adequacy of the disclosures we have made is enclosed as Attachment A.

Sincerely,

/s/ John Wittkowske
John Wittkowske
Senior Vice President and Chief Financial Officer

Mr. John Reynolds U.S. Securities and Exchange Commission Page 2 of 2

Attachment A

At the request of the Commission, the Company is providing this written statement acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WEYCO GROUP, INC.

August 20, 2014	/s/ John Wittkowske
John Wittkowske
Senior Vice President and Chief Financial officer